12.31.09

ANNUAL REPORT

INTRODUCTION

THANK YOU...for choosing the Ancora Mutual Funds. We have built the Ancora Funds to be unique and to capitalize on the evolving opportunities of the investment landscape. Our management style has centered on building long-term success for our clients and is applied to the management of all of our funds. Our Mutual Fund managers are the principals of the Fund's Investment Adviser and are the original architects of the Mutual Funds they manage. While no mutual fund can guarantee performance, the Ancora Funds do promise that our investment decisions will be based upon dedicated research and careful execution. An Ancora Financial Advisor is at your disposal regardless of the size of your investment.

PERSONAL ASSISTANCE

1-866-6AN-CORA
Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

ONLINE ACCOUNT MANAGEMENT

www.ancora.ws
Manage your personal account of Ancora Funds online.



ANCORA FUNDS

TABLE OF CONTENTS

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

LETTER TO SHAREHOLDERS



Richard A. Barone
Chairman

Dear Shareholder:

From the middle of March 2009, after suffering its worst "top to bottom" decline since the great depression of the 1930's, the S&P 500 Index ended 2009 with a solid year over year gain of 26.45%. In spite of the recovery, it marked the second year in a row that the index failed to show positive returns for the preceding ten year period. In fact, it was only the fourth time in the past century that the market failed to produce a positive ten year return, two notable periods were the periods ending in 1938 and 1939.

Although small-cap value, as defined as the Russell 2000 Value Index, lagged the S&P by returning 20.56% for 2009, its record over the ten year period was markedly different as it produced an average annual return of 8.27%. In spite of the poor performance of most United States stock funds over time, it proves that it was still possible to achieve a meaningful positive return by correctly focusing a portfolio in the undervalued sectors of the market.

What do we know about the next ten years? In all probability – not much. But we do know a few things. The emerging market economies of the world – China, Brazil, India, etc. – we feel will continue to grow far faster than the United States and Eastern European economies. Investing in emerging markets, albeit rewarding if you know where to focus your portfolio, also comes with a higher corresponding risk. Reporting standards are generally less rigorous and price/earnings multiples tend to exceed 30 times for the most successful emerging market companies.

We can also state with a high degree of certainly that market sectors that tend to underperform through one period generally outperform through succeeding periods. In terms of United States based companies, technology, healthcare and defense would qualify as sectors in which the major companies have significantly underperformed the market during the past number of years.

By connecting the dots of what we think we know about the next ten years we come up with a compelling theme. One of our few remaining exports today in the United States is technology in general and healthcare technology and defense technology in particular. In fact, some of the dominant players in the emerging markets are companies such as Intel, IBM, Microsoft, Cisco, Johnson & Johnson, Medtronics, General Electric and L-3 Communications. These companies currently trade at historically low multiples, and when compared to emerging market based companies, they appear to be compelling values.

For the Ancora Equity Fund we have committed to invest in companies such as these for all of the reasons just mentioned. In addition, a number of financial companies appear to be undervalued compared to their earning potential. Bank of New York, J.P. Morgan and Legg Mason top the list of current positions. For all of 2009, The Ancora Equity Fund Class C returned 27.74% and 28.25% for its Class D shares, again topping the S&P 500 Index through a full calendar year.

The return to a more normal financial system in the United States enabled the Ancora Income Fund Class C to return 27.11% and 27.48% for its Class D shares in 2009. Although these returns exceeded the 5.93% gain in the Barclay's Aggregate Bond Index by a significant amount, essentially it was a reversal of 2008, when our portfolio declined because of a focus in the financial sector. Our internal rate of return continued to increase, especially during the latter half of 2008 and into the beginning of 2009. Because of this we decided to increase our dividend early in 2009. We now pay .60 cents annually on the Class C shares and .63 cents annually on the Class D shares.

The coming challenge for the Ancora Income Fund will be at the time the Federal Reserve decides to raise the targeted Federal Funds rate. Currently, this rate stands at a minuscule 0.25%. My expectation is for it to rise to 1.5% as soon as labor employment and plant utilization rates begin to climb. Without any significant inflationary expectations, however, the longer end of the market should not see any meaningful declines, so the current wide spread in yield between the short end of the market and long end compensates for the additional risk. There may be a time in the near future when this outlook could change.

LETTER TO SHAREHOLDERS (CONTINUED)

One of the real shining stars in the diversified United States mutual fund industry in 2009 was the Ancora Special Opportunity Fund. For all of 2009 the Class C shares returned 87.47% and the Class D shares returned 87.78% versus the Wilshire 5000 Index which advanced 28.30%. One of the major advantages of this Fund is its ability to invest across a broad spectrum of markets, looking for the spots where opportunities exist. It is also one of the major disadvantages of the Fund in that it fits no particular style box and therefore, it can not easily fill in a needed asset class in a portfolio.

It is interesting to note that the Fund's best performing stock in 2009 was Gannett, publisher of USA Today as well as operator of a number of other major media assets. Ancora Special Opportunity bought most of its position near its low around $3 per share, a point when it was classified as a micro-cap stock. It turns out that Gannett was also one of Ancora Equity Fund's worst performing stocks, having purchased the shares initially around $30 per share in 2008, when it was classified as mid-cap, down from $75 when it was classified as a large-cap company. Volatility is an essential part of Ancora Special Opportunity's performance record.

Finally, the Ancora MicroCap Fund, with its distinct micro-cap value style, ended the year near the very top of all funds in its category. For all of 2009, the Class C shares returned 60.73% and 61.45% on its Class D shares versus the Russell Microcap Index which produced a 27.48% return. While the sharp rise in the market over the last year has erased some of the severe undervaluation which existed at the market low, we believe the niche that the MicroCap Fund is focused on, namely smaller companies with great balance sheets selling at low ratios to their normalized earnings and asset values, remain extremely attractive relative to the general market.

Sincerely,

Richard A Barone
Chairman

ANCORA'S LEGACY

Ancora Advisors was incorporated in 2003, although its lineage dates back to 1973 when Richard Barone founded The Maxus Investment Group. In 1985, the original Maxus Mutual Fund was founded and in the mid 1990's the Maxus Investment Group merged with Gelfand Partners. Since the acquisition of Maxus by a well-known regional bank in early 2001, many of the former principals have reunited "Once Again". In January 2004, the Ancora Family of Funds commenced operation and, as we have done in the past, we will again strive to build long-term success for our clients.

FUNDS	TICKER SYMBOL	INCEPTION DATE
ANCORA INCOME FUND		
CLASS C	ANICX	1/5/2004
CLASS D	ANIDX	1/5/2004
ANCORA EQUITY FUND		
CLASS C	ANQCX	1/5/2004
CLASS D	ANQDX	1/5/2004
ANCORA MICROCAP FUND		
CLASS C	ANCCX	9/2/2008
CLASS D	ANCDX	9/2/2008
ANCORA SPECIAL OPPORTUNITY FUND		
CLASS C	ANSCX	1/5/2004
CLASS D	ANSDX	1/5/2004

Distinguishing Features of Ancora:

Consistent investment process:

Each portfolio manager applies a consistent investment philosophy and process to building and managing the funds. We employ in-house research to identify companies we believe are currently trading at a substantial discount to what we consider to be their underlying business value.

Do not over-diversify:

Our portfolios generally hold a smaller number of stocks in the portfolio (25-60 stocks, for example, rather than 100-150) which is important to our investment philosophy. By building focused portfolios, our managers' best ideas can have a meaningful impact on investment performance.

Client Focus

Our commitment to our clients is to help them reach their financial objectives by making investments in our people and technology, maintaining high standards of excellence in performance, ethics and accuracy, and to always keep our clients' interests above all others.

Independence and Stability

As an employee-owned, full-service investment firm that has operated privately since our founding, we have the independence and objectivity to focus on what we believe is best for our clients.

Experienced Investment Team

Our investment management team consists of several senior professionals involved in both equity and fixed-income management. Our professional staff averages in excess of twenty years of investment experience.

ANCORA
INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
43 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS:

$18.1 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANICX
CLASS D – ANIDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2009

ANCORA INCOME FUND

INVESTMENT STRATEGY

■ Portfolio invests primarily in investment grade, income-producing securities, including securities of closed end funds having portfolios consisting primarily of income-producing securities.

■ To preserve investor's capital through its active participation in the market.

■ Seeks to optimize return potential while maintaining moderate risk exposure

■ Utilizes bonds from well-established corporations and government agencies

■ Seeks to add value by actively managing duration

■ Sell discipline helps to manage risk

INVESTOR PROFILE

■ This Fund may be suitable for investors who seek to maximize current income from a high quality investment portfolio.

TOP HOLDINGS: DECEMBER 31, 2009 [d]	
NAME	% OF NET ASSETS
First American Government Obligations Fund	5.8%
John Hancock Patriot Select Dividend Fund	5.5%
Corporate-Backed Trust Verizon – 7.625%	3.9%
General Electric Capital - 6.625%	3.9%
Gabelli Dividend & Income PFD A – 5.875%	3.7%
Royce Value – 5.90%	3.6%
Corporate-Backed Trust Bristrol Myers Squibb – 6.80%	3.6%
Tenn. Valley Auth Putable Auto Rate Series D – 6.75%	3.6%
Equity Residential – 6.48%	3.6%
CorTS Trust Disney – 6.875%	3.4%

SECTOR DIVERSIFICATION: DECEMBER 31, 2009 [d]	
NAME	% OF NET ASSETS
Direct Trust Certificates	23.72%
Third Party Trust Certificates	17.42%
Convertible Preferred Securities	3.80%
Closed-End Income Funds	18.68%
Closed-End Fund, Senior Securities	15.27%
REIT Preferred Shares	15.16%
Money Market Securities	5.79%
Other	0.16%

TOTAL RETURNS: DECEMBER 31, 2009 [d]	ONE YEAR	THREE YEARS	FIVE YEARS	INCEP TD[a]
ANCORA INCOME FUND - C[b]	27.11%	2.85%	3.47%	3.74%
ANCORA INCOME FUND - D[b]	27.48%	3.15%	3.74%	4.00%
BARCLAY's AGG. INDEX[c]	5.93%	5.90%	4.88%	4.79%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

Six Months Ended 12/31/09

Best Performing Securities:

■ Reaves Utility Income Fund
■ John Hancock Patriot Slt Dividend Fund
■ Equity Residential - 6.48%
■ Prologis Trust G - 6.750%, Series G
■ Chesapeake Energy Corp PFD D 4.50%

Worst Performing Securities

■ Vornado Realty - 7.785%
■ Lubrizol Corp.
■ iShares Tr 1-3 Yr Trs BD
■ Tennessee Valley Auth Putable Automatic Rate Series D - 6.75%
■ CorTS Trust II BellSouth – 7.00%

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2009. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Corporate Bond Trust Certificates		
	Direct Trust Certificates		
15,000	Ameriprise Financial SR NT 7.75%	$ 377,100	
12,000	BAC Capital Trust III - 7.00%	265,884	
5,000	BB&T Capital Trust VII - 8.10%	129,250	
7,000	Bank One Cap VI - 7.20%	175,910	
10,000	Comcast Corp SR NT 7.00%	252,270	
10,000	Entergy Texas, Inc Mtge Bd - 7.875%	271,200	
11,000	FBL Group Cap Inc - DEBSER F - 8.75%	316,690	
28,000	General Electric Capital - 6.625%	701,120	
12,000	Keycorp Cap X 8.00%	266,472	
12,000	MBNA Capital D - 8.125%	293,316	
15,000	Merrill Lynch PFD D - 7.00%	308,250	
12,000	PNC Capital Trust E 7.75%	305,880	
7,000	Protective Life Corp - 8.00%	141,960	
10,000	Prudential Finl Inflation Linked Retail Medium Term Note	208,000	
12,000	Viacom 6.85%	287,400	
		4,300,702	23.72%
	Third Party Trust Certificates		
25,000	Corporate-Backed Trust Bristol Myers Squibb - 6.80%	653,250	
46,300	Corporate-Backed Trust FedEx Pfd. - 7.75%	483,835	
28,000	Corporate-Backed Trust Verizon - 7.625%	711,760	
21,000	CorTS Trust II BellSouth - 7.00%	514,500	
23,700	CorTS Trust Disney - 6.875%	610,986	
8,500	Preferredplus Trust Goldman Sachs - 6.00%	183,345	
		3,157,676	17.42%
	TOTAL CORPORATE BOND TRUST CERTIFICATES (Cost $7,328,781)	7,458,378	41.14%
	Convertible Preferred Securities		
5,000	Chesapeake Energy Corp PFD D 4.50%	421,250	
15,000	HRPT Properties Trust - 6.50%, Conv Pfd, Series D	268,500	
	TOTAL CONVERTIBLE PREFERRED SECURITIES (Cost $473,501)	689,750	3.80%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Investment Companies		
	Closed-End Income Funds		
100,000	John Hancock Patriot Select Dividend Fund	996,000	
40,000	MFS Multimarket Income Fund	260,000	
10,000	Montgomery Street Income Fund	146,800	
12,000	Reaves Utility Income Fund	222,720	
35,000	Rivus Bond Fund	571,918	
53,500	Strategic Global Income Fund	587,965	
50,000	Western Asset Claymore Inflation-Linked Opp & Income Fund	602,000	
		3,387,403	18.68%
	Closed-End Funds, Senior Securities		
27,500	Gabelli Dividend & Income PFD A - 5.875%	677,875	
10,000	Gabelli Global Deal Preferred Ser A - 8.50%	533,500	
10,000	General American Investors 5.95% Pfd	245,300	
27,000	Royce Value - 5.90%	659,340	
25,000	Tennessee Valley Auth Putable Automatic Rate Series D - 6.75%	651,750	
		2,767,765	15.27%
	TOTAL INVESTMENT COMPANIES (Cost $5,404,435)	6,155,168	33.95%
	REIT Preferred Shares		
12,000	Duke Realty Corp - 8.375%	295,800	
28,500	Equity Residential - 6.48%	646,950	
21,500	Kimco Realty - 6.650%, Series F	477,601	
26,000	Prologis Trust G - 6.750%, Series G	534,170	
10,000	Public Storage - 7.50%, Series V	255,700	
11,000	Public Storage - 6.45%, Series X	245,850	
12,000	Vornado Realty - 7.785%	291,960	
	TOTAL REIT PREFERRED SHARES (Cost $2,833,709)	2,748,031	15.16%
	Money Market Securities		
1,049,655	First American Government Obligations Fund -		
	Class Y, 0.00%, (Cost $1,049,655) (a)	1,049,655	5.79%
	TOTAL INVESTMENTS (Cost $17,090,081)	18,100,982	99.84%
	Other Assets Less Liabilities	28,470	0.16%
	TOTAL NET ASSETS	$ 18,129,452	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Variable rate security; the coupon rate shown represents the rate on December 31, 2009.

ANCORA
EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA EQUITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, A COMBINATION OF CAPITAL APPRECIATION IN THE VALUE OF ITS SHARES AS WELL AS INCOME.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
43 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

NET ASSETS:

$9.7 MILLION*

INCEPTION DATE:

JANUARY 5, 2004

TICKERS:

CLASS C – ANQCX
CLASS D – ANQDX

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2009

INVESTMENT STRATEGY

■ Invests in publicly traded equity securities or securities convertible into equity securities of companies that are leaders in their industry or have products or services which have dominance in the marketplace.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Large capitalization stocks should benefit over the next several years from recent tax legislation.

■ Large cap stocks and other market leaders are now trading at low levels relative to historic valuations. The weaker dollar helps the profitability of these companies, as many of them tend to have large overseas operations.

Six Months Ended 12/31/09

Best Performing Securities:
■ Ameriprise Financial, Inc.
■ Apache Corp.
■ Gabelli Dividend & Income Fund
■ Boulder Total Return Fund
■ Nuveen Core Equity Alpha Fund

Worst Performing Securities:

■ Nicholas Applegate Glb Com.
■ KeyCorp Convertible Perf Series A
■ International Game Techonology Com
■ Trinity Inds. Inc. Com
■ NRG Energy, Inc.

TOP HOLDINGS: DECEMBER 31, 2009 [d]

NAME	% OF NET ASSETS
First American Gov't Obligations Fund	8.6%
Nuveen Core Equity Alpha Fund	5.7%
Gabelli Dividend & Income Fund	5.4%
International Business Machines Corp.	5.4%
Apache Corp.	5.3%
Bristol Myers Squibb Co.	4.4%
Ameriprise Financial, Inc.	4.0%
Boulder Total Return Fund	3.9%
General Electric Co.	3.9%
Abbott Laboratories	3.9%

SECTOR DIVERSIFICATION: DECEMBER 31, 2009 [d]

NAME	% OF NET ASSETS
Basic Materials	1.85%
Energy	12.86%
Entertainment & Media	3.33%
Financial	10.15%
Healthcare	16.50%
Industrial Goods	1.80%
Machinery & Equipment	7.50%
Retail Services	2.21%
Technology	14.20%
Convertible Preferred Securities	1.24%
Investment Companies	19.86%
Money Market Securities	8.60%
Other	(0.10)%

TOTAL RETURNS: DECEMBER 31, 2009 [d]

	ONE YEAR	THREE YEAR	FIVE YEARS	INCEP TD[a]
ANCORA EQUITY FUND - C[b]	27.74%	-3.21%	0.79%	2.65%
ANCORA EQUITY FUND - D[b]	28.25%	-2.72%	1.28%	3.14%
S&P 500 INDEX[c]	26.45%	-5.63%	0.41%	2.13%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The S&P 500 Index, an unmanaged index, consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.



Growth of a $1,000,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2009. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA EQUITY FUND

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Basic Materials		
3,000	Mosaic Co.	$ 179,190	
		179,190	1.85%
	Energy		
5,000	Apache Corp.	515,850	
10,000	NRG Energy, Inc.	236,100	
15,000	NV Energy, Inc.	185,700	
15,000	Spectra Energy Corp.	307,650	
		1,245,300	12.86%
	Entertainment & Media		
10,000	Walt Disney Co.	322,500	
		322,500	3.33%
	Financial		
10,000	Ameriprise Financial, Inc.	388,200	
10,000	Cincinnati Financial Corp.	262,400	
11,000	Legg Mason, Inc.	331,760	
		982,360	10.15%
	Healthcare		
7,000	Abbott Laboratories	377,930	
17,000	Bristol Myers Squibb Co.	429,250	
5,000	Forest Laboratories, Inc. (a)	160,550	
5,000	Johnson & Johnson	322,050	
7,000	Medtronic, Inc.	307,860	
		1,597,640	16.50%
	Industrial Goods		
2,000	L-3 Communications Holdings, Inc.	173,900	
		173,900	1.80%
	Machinery & Equipment		
25,000	General Electric Co.	378,250	
7,000	ITT Corporation	348,180	
		726,430	7.50%
	Retail Services		
4,000	Wal Mart Stores, Inc.	213,800	
		213,800	2.21%
	Technology		
15,000	Cisco Systems, Inc. (a)	359,100	
20,000	EMC, Corp. (a)	349,400	
4,000	International Business Machine Corp.	523,600	
3,000	Thermo Fisher Scientific, Inc. (a)	143,070	
		1,375,170	14.20%
	TOTAL COMMON STOCKS (Cost $5,916,405)	6,816,290	70.40%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Convertible Preferred Securities		
1,500	KeyCorp Convertible Perf Series A	120,225	
	TOTAL CONVERTIBLE PERFERRED SECURITIES (COST $121,545)	120,225	1.24%
	Investment Companies		
30,000	Boulder Total Return Fund	381,600	
10,000	Clough Global Opportunities Fund	128,800	
40,000	Gabelli Dividend & Income Fund	524,400	
24,000	John Hancock Bank & Thrift Opportunity Fund	338,400	
45,000	Nuveen Core Equity Alpha Fund	549,450	
	TOTAL INVESTMENT COMPANIES (Cost $1,842,432)	1,922,650	19.86%
	Money Market Securities		
832,758	First American Government Obligations Fund-		
	Class Y, 0.00%, ($832,758) (b)	832,758	8.60%
	TOTAL INVESTMENTS (Cost $8,713,140)	9,691,923	100.10%
	Liabilities in Excess of Other Assets	(10,194)	(0.10%)
	TOTAL NET ASSETS	$ 9,681,729	100.00%

* See accompanying notes which are an integral part of the financial statements

a)   Non-income producing
b)   Variable rate security; the coupon rate shown represents the rate at December 31, 2009.

ANCORA
MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.



PORTFOLIO MANAGER:

Denis Amato
Chief Equity Officer, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
40 Years

Denis J. Amato began his investment career in 1969 as a portfolio manager in the Trust Department of a major banking institution based in Cleveland, Ohio. There, Mr. Amato managed both pension and profit sharing portfolios. Subsequently he served as the Bank's Research Director and Chief Investment Officer.

Mr. Amato joined Gelfand Partners Asset Management in 1991 as the firm's Chief Investment Officer. Mr. Amato remained the company's lead equity portfolio strategist through the firm's merger with Maxus in 1997. At Maxus, Mr. Amato managed individual high net worth client portfolios as well as the Maxus Ohio Heartland Fund, which focused primarily on the buying and selling of securities in Ohio based companies.

After the sale of the business in January 2001, Mr. Amato served as the Chief Investment Officer for the Bank's Northeast Ohio region. In addition, Mr. Amato continued to manage both individual and institutional portfolios as well as two Mutual Funds.

Mr. Amato has a BBA Magna Cum Laude and MBA from Case Western University. Mr. Amato is a Chartered Financial Analyst and is a former President of the Cleveland Society of Security Analysts.

FUND STATISTICS:

NET ASSETS:

$3.8 MILLION*

INCEPTION DATE:

SEPTEMBER 2, 2008

TICKERS:

CLASS C – ANCCX
CLASS D – ANCDX

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2009

INVESTMENT STRATEGY

■ Pursues objective by investing at least 80% of its portfolio in equity securities of companies whose market capitalizations are under $500 million.

FUND POSITIONING

■ In the history of the U.S. stock market, two classes of stock have tended to out-perform the market as a whole; small caps and stocks with a low price to book ratio (commonly called value stocks). The Ancora MicroCap Fund intends to take advantage of this phenomenon by investing in smaller, overlooked companies that trade at a discount to their intrinsic value.

■ Micro-cap stocks are currently experiencing a time of depressed price/book valuations relative to historical levels. Recent history has shown (specifically from September 2002 through September 2003) that periods in which micro-cap stocks trade at below-average price/book levels are followed by periods in which micro-cap stocks outperform the broader market.

Six Months Ended 12/31/09

Best Performing Securities:

- Candela Corp.
- Amtech Systems, Inc.
- Axcelis Technologies, Inc.
- AXT Inc.
- Emerson Radio Corp.

Worst Performing Securities:

- 4 Kids Entertainment, Inc.
- Osteotech, Inc.
- RADvision Ltd.
- Medtox Scientific, Inc.
- Optimal Group, Inc.

TOP HOLDINGS: DECEMBER 31, 2009 [d]

NAME	% OF NET ASSETS
First American Gov't Obligations Fund	16.7%
Silicon Graphics Inc	3.7%
Candela Corp.	3.2%
Adaptec, Inc.	3.1%
AXT Inc.	2.6%
Natuzzi, S.P.A.	2.6%
OSI Systems, Inc.	2.5%
Lydall, Inc.	2.4%
Deswell Industries, Inc.	2.4%
AuthenTec, Inc	2.3%

SECTOR DIVERSIFICATION: DECEMBER 31, 2009 [d]

NAME	% OF NET ASSETS
Basic Materials	1.45%
Consumer Products & Services	11.72%
Corporate Services	4.37%
Energy	1.11%
Entertainment & Media	1.16%
Financial	2.03%
Healthcare	15.56%
Machinery & Equipment	9.52%
Materials	0.60%
Technology	32.96%
Telecommunications	2.23%
Transportation	1.98%
Money Market Securities	16.70%
Other	-1.39%

TOTAL RETURNS: DECEMBER 31, 2009 [d]

NAME	ONE YEAR	TWO YEAR	INCEPTD[a]
ANCORA MICROCAP FUND - C[b]	60.73%	-1.36%	-2.03%
ANCORA MICROCAP FUND -D[b]	61.45%	-1.68%	-1.58%
RUSSELL MICROCAP INDEX[c]	27.48%	-8.08%	-11.55%

a) Inception data reflects the annualized return since 09/02/08.

b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.

c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.

d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.*



Growth of a $1,000,000 Investment

* Inception: 9/2/08

The chart above assumes an initial investment of $1,000,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2009. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Basic Materials		
2,000	Insteel Industries, Inc.	$ 26,000	
3,000	Zoltek Companies, Inc. (a)	28,500	
		54,500	1.45%
	Consumer Products & Services		
9,664	A.T. Cross Co. Class A (a)	50,543	
2,500	Benihana, Inc. Class A (a)	9,475	
7,500	Callaway Golf Co.	56,550	
35,000	Cobra Electronics Corp.	58,450	
28,021	Emerson Radio Corp. (a)	66,640	
3,000	FlexSteel Industries	30,690	
7,500	Kimball International, Inc. Class B	63,900	
30,036	Natuzzi, S.P.A. ADR (a)	97,016	
2,528	Tandy Brands Accessories, Inc.	7,799	
		441,063	11.72%
	Corporate Services		
30,000	Bluephoenix Solutions Ltd. (a)	75,900	
6,196	Optimal Group, Inc. (a)	11,772	
20,000	RCM Technologies (a)	50,198	
5,050	Vicon Industries, Inc. (a)	26,614	
		164,484	4.37%
	Energy		
5,000	Boots & Coots, Inc. (a)	8,250	
40,000	Meridian Resource Corp. (a)	10,600	
5,000	Vaalco Energy, Inc. (a)	22,750	
		41,600	1.11%
	Entertainment & Media		
27,500	4 Kids Entertainment, Inc. (a)	43,725	
		43,725	1.16%
	Financial		
5,000	Boston Private Financial Holdings, Inc.	28,850	
2,800	LNB Bancorp, Inc.	12,068	
3,000	MVC Capital, Inc.	35,400	
		76,318	2.03%
	Healthcare		
7,000	Albany Molecular Research, Inc. (a)	63,560	
40,000	Candela Corp. (a)	121,200	
20,000	Digirad Corp. (a)	42,000	
1,500	Invacare Corp.	37,410	
7,500	Lakeland Industries, Inc. (a)	61,268	
6,895	Lannett Co, Inc. (a)	40,749	
4,000	Medtox Scientific, Inc. (a)	31,000	
17,477	Osteotech, Inc. (a)	55,926	
7,500	Pennwest Pharmacueticals Co. (a)	19,425	
7,500	QLT, Inc. (a)	37,200	
56,773	Theragenics Corp. (a)	76,076	
		585,814	15.56%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Machinery & Equipment		
22,500	Deswell Industries, Inc.	90,900	
2,500	FreightCar America, Inc.	49,575	
5,000	Hardinge, Inc.	27,500	
702	Lawson Products, Inc.	12,390	
17,500	Lydall, Inc. (a)	91,175	
25,000	Material Sciences Corp. (a)	44,250	
5,000	Perceptron, Inc. (a)	16,500	
2,500	Twin Disc, Inc.	26,100	
		358,390	9.52%
	Materials		
20,000	Mace Security International, Inc. (a) (c) (d)	22,800	
		22,800	0.60%
	Technology		
35,000	Adaptec, Inc. (a)	117,250	
7,500	Amtech Systems, Inc. (a)	83,025	
40,000	AuthenTec, Inc (a)	88,400	
50,000	Axcelis Technologies, Inc. (a)	70,500	
30,000	AXT, Inc. (a)	97,500	
10,000	BTU International, Inc. (a)	63,500	
2,500	Cogent, Inc. (a)	25,975	
55,000	EF Johnson Technologies, Inc. (a)	61,050	
13,048	Frequency Electronics, Inc. (a)	67,067	
30,000	GSI Group, Inc. (a)	25,950	
26,400	iGO, Inc. (a)	32,472	
2,500	Imation Corp. (a)	21,800	
10,000	Kopin Corp. (a)	41,800	
33,812	Leadis Technology (a)	5,072	
3,500	OSI Systems, Inc. (a)	95,480	
20,000	Sillicon Graphics International Corp. (a)	140,200	
17,500	Sillicon Image, Inc. (a)	45,150	
8,000	Symyx Technologies, Inc. (a)	44,000	
40,000	Trident Microsystems, Inc. (a)	74,400	
12,422	Trio-Tech International (a)	40,123	
		1,240,714	32.96%
	Telecommunications		
9,968	RADvision Ltd. (a)	60,107	
20,000	Westell Technologies, Inc. Class A (a)	24,000	
		84,107	2.23%
	Transportation		
11,925	Frozen Food Express Industries	39,352	
9,000	Euroseas Ltd.	35,190	
		74,542	1.98%
	TOTAL COMMON STOCKS (Cost $2,757,245)	3,188,057	84.69%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Money Market Securities		
628,769	First American Government Obligations Fund -		
	Class Y, 0.00%, (Cost $628,769) (b)	628,769	16.70%
	TOTAL INVESTMENTS (Cost $3,386,014)	3,816,826	101.39%
	Liabilities in Excess of Other Assets	(52,476)	(1.39)%
	TOTAL NET ASSETS	$ 3,764,350	100.00%

* See accompanying notes which are an integral part of the financial statements

(a) Non-Income producing.

(b) Variable rate security; the coupon rate shown represents the rate on December 31, 2009.

(c) Fund, Advisor, and other related entities own more than 5% of security.

(d) The Ancora Funds Chairman serves on the Board of Directors for this company.

ADR – American Depository Receipt

(THIS PAGE INTENTIONALLY LEFT BLANK)

ANCORA
SPECIAL OPPORTUNITY
FUND

INVESTMENT OBJECTIVE:

THE ANCORA SPECIAL OPPORTUNITY FUND SEEKS TO PROVIDE INVESTORS A HIGH TOTAL RETURN, BY INVESTING IN COMPANIES WITH THE POTENTIAL FOR SUPERIOR RETURNS.



PORTFOLIO MANAGER:

Richard A. Barone
Chairman, Ancora Advisors

PORTFOLIO MANAGEMENT EXPERIENCE:
43 Years

RICHARD A. BARONE is Chairman of Ancora Advisors and oversees or manages a variety of investment strategies for the firm including the investments for the Ancora Funds.

Mr. Barone is the former Chief Executive Officer of Maxus Investment Group which he founded in 1973. Maxus became one of the oldest and largest privately held investment advisory and securities brokerage firms in the Midwest before the business was sold in January, 2001. Since 1973, Mr. Barone has managed a variety of proprietary mutual funds as well as the investment portfolios for institutional clients and high net worth individuals.

Mr. Barone was born in 1942 and is a graduate of Georgetown University with a degree in Economics. He has undertaken extensive graduate studies and independent research at Georgetown University, Northwestern University and Case Western Reserve University.

FUND STATISTICS:

_____

NET ASSETS

$8.4 MILLION*

_____

INCEPTION DATE:

JANUARY 5, 2004

_____

TICKERS:

CLASS C – ANSCX
CLASS D – ANSDX

_____

MINIMUM INITIAL INVESTMENT:

CLASS C – $20,000
CLASS D – $1,000,000

* As of December 31, 2009

INVESTMENT STRATEGY

■ Invests in well diversified, small to mid-cap, U.S. based companies that offer the best combination of value and potential for price appreciation.

■ Seeks to outperform the Wilshire 5000 with less volatility.

■ Tends to be overweight undervalued securities and sectors, which captures value opportunities that the index does not

■ Adheres to a disciplined portfolio re-balancing to realize capital gains, avoid over-concentration and to control downside risk and volatility

■ Sell discipline helps to manage risk

FUND POSITIONING

■ Opportunities such as micro-cap stocks, liquidations and takeover targets may trade with a "life of their own" and allow investors to benefit even in times of sideways market action which are not necessarily correlated with equity markets.

■ Seeks investments which are selling for less than their underlying asset value or private market value, which should produce strong performance results over the long term.

Six Months Ended 12/31/09

Best Performing Securities

■ Gannett, Inc.
■ Candela Corp. Com.
■ Ferro Corp. Com.
■ NPG Cap Res Co. Com.
■ Safeguard Scientifics Com.

Worst Performing Securities

■ KeyCorp
■ AmeriServ Financial, Inc.
■ BankAtlantic Bancorp
■ Digital Angel Corp.
■ Nevada Gold & Casino, Inc.

TOP HOLDINGS: DECEMBER 31, 2009 [d]

NAME	% OF NET ASSETS
First American Gov't Obligations Fund	22.9%
Gannett, Inc.	6.2%
Mace Security International, Inc.	4.7%
Nuveen Core Equity Alpha Fund	4.4%
Prologis Trust G 6.75%, Series G.	4.3%
Special Opportunities Fund	4.2%
Boulder Growth & Income Fund	3.8%
Gabelli Global Deal Fund	3.4%
Safeguard Scientific, Inc.	3.3%
Keycorp	3.3%

SECTOR DIVERSIFICATION: DECEMBER 31, 2009 [d]

NAME	% OF NET ASSETS
Entertainment & Media	7.31%
Financial	12.70%
Healthcare	4.84%
Homeland Security	2.15%
Industrial Goods	1.40%
Machinery & Equipment	1.25%
Materials	4.69%
Technology	9.65%
Telecommunications	1.43%
Investment Companies	21.96%
REIT Preferred Shares	9.96%
Money Market Securities	22.87%
Other	-0.20%

TOTAL RETURNS: DECEMBER 31, 2009 [d]

	ONE YEAR	THREE YEAR	FIVE YEARS	INCEP TD[a]
ANCORA SPECIAL OPP - C[b]	87.47%	-1.67%	-0.04%	2.89%
ANCORA SPECIAL OPP - D[b]	87.78%	-1.27%	0.41%	3.35%
WILSHIRE 5000 INDEX[c]	28.30%	-5.51%	0.77%	2.46%

a) Inception data reflects the annualized return since 01/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Wilshire 5000 Index measures the performance of all U.S. equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.



* Inception: 1/5/04

The chart above assumes an initial investment of $1,000,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2009. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

SCHEDULE OF INVESTMENTS

SHARES		VALUE	% ASSETS
	Common Stocks		
	Entertainment & Media		
35,000	Gannett, Inc.	$ 519,750	
100,000	Nevada Gold & Casino, Inc. (a)	92,770	
		612,520	7.31%
	Financial		
50,000	Alliance Bankshares Corp (a)	142,500	
130,000	AmeriServ Financial, Inc.	217,100	
40,000	BankAtlantic Bancorp	52,000	
28,000	Boston Private Financial Holdings, Inc.	161,560	
100,000	Citizens Republic Bancorp (a)	69,000	
50,000	KeyCorp	277,500	
1,000	PVF Capital Corp. (a) (c)	1,940	
35,000	Rodman & Renshaw Capital Group, Inc. (a)	142,450	
		1,064,050	12.70%
	Healthcare		
14,000	Albany Molecular Research, Inc. (a)	127,120	
27,000	Safeguard Scientific, Inc. (a)	278,370	
		405,490	4.84%
	Homeland Security		
22,000	Lakeland Industries, Inc. (a)	179,718	
		179,718	2.15%
	Industrial Goods		
10,500	Continental Materials Corp. (a)	117,065	
		117,065	1.40%
	Machinery & Equipment		
10,000	Twin Disc, Inc.	104,400	
		104,400	1.25%
	Materials		
345,000	Mace Security International, Inc. (a) (c) (d)	393,300	
		393,300	4.69%
	Technology		
100,000	Active Power, Inc. (a)	106,000	
50,000	Adaptec, Inc. (a)	167,500	
40,000	SoftBrands, Inc. (a)	-	
100,000	Digital Angel Corp. (a)	75,030	
40,000	OPTi, Inc. (a)	136,000	
100,000	RAE Systems, Inc. (a)	110,000	
225,000	REMEC, Inc. (a) (c)	213,750	
		808,280	9.64%
	Telecommunications		
100,000	Westell Technologies, Inc. Class A (a)	120,000	
		120,000	1.43%
	TOTAL COMMON STOCKS (Cost $3,230,232)	3,804,823	45.41%

* See accompanying notes which are an integral part of the financial statements

SCHEDULE OF INVESTMENTS (continued)

SHARES		VALUE	% ASSETS
	Investment Companies		
55,000	Boulder Growth & Income Fund	316,250	
20,000	Gabelli Global Deal Fund	288,200	
23,000	John Hancock Patriot Select Dividend Trust	229,080	
10,000	Macquarie/First Trust Global Infrastructure/Utilities Divid & Income Fund	123,661	
30,000	Nuveen Core Equity Alpha Fund	366,300	
25,000	Special Opportunities Fund	352,250	
12,000	SunAmerica Focused Alpha Growth Fund	164,520	
	Total Investment Companies (Cost $1,625,879)	1,840,261	21.96%
	REIT Preferred Shares		
11,500	Apollo Commercial Real Estate Finance, Inc. (a)	206,885	
15,000	HRPT Properties Trust, PFD - D	268,500	
17,500	Prologis Trust G - 6.750%, Series G	359,538	
	Total REIT Preferred Shares (Cost $514,308)	834,923	9.96%
	Money Market Securities		
1,916,630	First American Government Obligations Fund		
	Class Y , 0.00%, Cost ($1,916,630) (b)	1,916,630	22.87%
	TOTAL INVESTMENTS (Cost $7,287,049)	8,396,637	100.20%
	Liabilities in Excess of Other Assets	(16,630)	(0.20%)
	TOTAL NET ASSETS	$ 8,380,007	100.00%

* See accompanying notes which are an integral part of the financial statements

a) Non-income producing
b) Variable rate security; the coupon rate shown represents the rate at December 31, 2009.
c) Fund held less than 5% of security, however, the Fund, Advisor, and other related entities own more than 5% of security.
d) The Ancora Funds Chairman serves on the Board of Directors for this company.

GETTING STARTED

HOW TO PURCHASE SHARES

Classes of Shares:

INVESTOR SHARES
ANCORA INCOME FUND CLASS C
ANCORA EQUITY FUND CLASS C
ANCORA MICROCAP FUND CLASS C
ANCORA SPECIAL OPPORTUNITY
FUND CLASS C

INSTITUTIONAL SHARES
ANCORA INCOME FUND CLASS D
ANCORA EQUITY FUND CLASS D
ANCORA MICROCAP FUND CLASS D
ANCORA SPECIAL OPPORTUNITY
FUND CLASS D

Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class.

Investor Shares:

A minimum initial investment of $20,000 is required to open an account to purchase Class C shares of Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund with subsequent minimum investments of $1,000. However, an I.R.A. may open an account for the purchase of Class C shares of such Funds with an initial minimum investment of $5,000 and subsequent minimum investments of $1,000. Investment minimums may be waived at the discretion of each Fund.

Institutional Shares:

Institutional shares may be purchased with a minimum initial investment of $1,000,000 for the purchase of Class D shares of any of the Funds with subsequent minimum investments of $1,000. The $1,000,000 minimum initial investment for Class D shares does not apply to purchases by the following:

(1) **Financial institutions**, such as banks, trust companies, thrift institutions, mutual funds or other financial institutions, acting on their own behalf or on behalf of their fiduciary accounts, i.e., accounts that are charged asset-based management fees

(2) **Securities brokers** or dealers acting on their own behalf or on behalf of their clients

(3) **Directors** or employees of the Funds or of the Advisor or its affiliated companies or by the relatives of those individuals or the trustees of benefit plans covering those individuals.

These requirements may be waived in the sole discretion of the Funds.

Initial Purchase:

The initial purchase of Class C or Class D shares may be made by check or by wire in the following manner:

By Check. The Account Application which accompanies this Prospectus should be completed, signed, and sent along with a check for the initial investment payable to Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund or Ancora Special Opportunity Fund, mailed to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. In order to expedite the investment of funds, investors may advise their bank or broker to transmit funds via Federal Reserve Wire System to: U.S. Bank, Cincinnati, Ohio, ABA# 042000013, Account # 130100789077, FBO Ancora Funds. Also provide the shareholder's name and account number. In order to obtain this needed account number and receive additional instructions, the investor may contact, prior to wiring funds, the Funds at 1-866-626-2672. The investor's bank may charge a fee for the wire transfer of funds.

Through your broker. Shares of the Ancora Funds can be purchased through your brokerage firm and held in your personal account.

HOW TO PURCHASE SHARES (continued)

Subsequent Purchases:

Investors may make additional purchases of Class C or Class D shares in the following manner:

By Check. Checks made payable to Ancora Income Fund, Ancora Equity Funds, Ancora MicroCap Fund or Ancora Special Opportunity Fund should be sent, along with the stub from a previous purchase or sale confirmation, to: Ancora Funds, 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147.

By Wire. Funds may be wired by following the wire instructions for an initial purchase.

By Telephone. Investors may purchase shares up to an amount equal to 3 times the market value of shares held in the shareholder's account in a Fund on the preceding day for which payment has been received, by telephoning the Funds at 1-866-626-2672 and identifying the shareholder's account by number. Shareholders wishing to avail themselves of this privilege must complete a Telephone Purchase Authorization Form which is available from the Fund.

Please see prospectus for complete instructions.

Systematic Investment Plan:

The Systematic Investment Plan permits investors to purchase shares of any Fund at monthly intervals. Provided the investor's bank or other financial institution allows automatic withdrawals, shares may be purchased by transferring funds from the account designated by the investor. At the investor's option, the account designated will be debited in the specified amount, and shares will be purchased once a month, on or about the 15th day. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be so designated. Investors desiring to participate in the Systematic Investment Plan should call the Funds at 1-866-626-2672 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets.

Other Information Concerning Purchase of Shares:

You may purchase shares on days when the Fund is open for business. Your purchase price will be the next NAV after your purchase order, completed application and full payment have been received by the Funds or the Funds' transfer agent, except in the case of a subsequent purchase by telephone as described above, in which case the purchase price will be the next NAV after receipt of your telephone order. All orders for the Funds must be received by the Funds or the Funds' transfer agent prior to 4:00 p.m. eastern time in order to receive that day's NAV.

Each Fund reserves the right to reject any order, to cancel any order due to non-payment and to waive or lower the investment minimums with respect to any person or class of persons. If an order is canceled because of non-payment or because your check does not clear, you will be responsible for any loss that the Fund incurs. If you are already a shareholder, the Fund can redeem shares from your account to reimburse it for any loss. The Advisor has agreed to hold each Fund harmless from net losses to that Fund resulting from the failure of a check to clear to the extent, if any, not recovered from the investor. For purchases of $50,000 or more, each Fund may, in its discretion, require payment by wire or cashier's or certified check.

SHAREHOLDER SERVICES:

ASK YOUR ANCORA FINANCIAL ADVISORS ABOUT:

AUTOMATIC MONTHLY INVESTMENT PLAN
AUTOMATIC MONTHLY EXCHANGE
AUTOMATIC CASH WITHDRAWAL PLAN
AUTOMATIC REINVESTMENT OF CASH
DISTRIBUTION OF DIVIDENDS & CAPITAL GAINS
TELEPHONE EXCHANGE
IRA'S AND SEP-IRA'S
QUALIFIED RETIREMENT PLANS
GIFTS - TO MINOR ACCOUNTS
COMBINED CUMULATIVE CONFIRM STATEMENTS

SERVICES

FINANCIAL REVIEW



Cohen Fund Audit Services, Ltd. 440.835.8500
800 Westpoint Pkwy., Ste 1100 440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and
Board of Trustees of
Ancora Trust

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust (the "Funds"), comprising Ancora Income Fund, Ancora Equity Fund, Ancora MicroCap Fund, and Ancora Speical Opportunity Fund as of December 31, 2009, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two periods in the period then ended, and the financial highlights for each of the six periods in the period then ended for the Ancora Income Fund, Ancora Equity Fund, and Ancora Special Opportunity Fund and the financial highlights for each of the two periods in the period ended for Ancora MicroCap Fund. These financial statements and financial highlights are the responsibility of Fund management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2009 by correspondence with the Funds' custodian and broker. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of each of the funds constituting the Ancora Trust as of December 31, 2009 , the results of their operations for the period then ended, the changes in their net assets for each of the periods in the period then ended, and their financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

COHEN FUND AUDIT SERVICES, LTD.
Westlake, Ohio
March 1, 2010





STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2009

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Assets				
Investments in securities:				
At Cost	$ 17,090,081	$ 8,713,140	$ 3,355,964	$ 6,480,450
At Fair Value	$ 18,100,982	$ 9,691,923	$ 3,794,026	$ 7,787,647
Investments in Affiliated Issuers:				
At Cost	-	-	$ 30,050	$ 806,599
At Fair Value	-	-	$ 22,800	$ 608,990
Cash	-	-	300	-
Interest receivable	-	-	-	-
Dividends receivable	64,671	18,298	3,284	2,600
Receivable for fund shares sold	-	-	-	-
Receivable for investments sold	-	-	-	12,294
Prepaid expenses	578	580	625	559
Total assets	18,166,231	9,710,801	3,821,035	8,412,090
Liabilities				
Payable for fund shares purchased	-	-	-	-
Payable for investments purchased	5,126	-	37,412	5,576
Payable to advisor	8,352	8,247	3,075	6,887
12b-1 fees payable	6,279	5,780	2,584	4,743
Administration fees payable	1,526	825	308	689
Accrued expenses	15,496	14,220	13,306	14,188
Total liabilities	36,779	29,072	56,685	32,083
Net Assets:	$ 18,129,452	$ 9,681,729	$ 3,764,350	$ 8,380,007
(unlimited number of shares authorized)				
Net Assets consist of:				
Paid in capital	$ 20,409,664	$ 11,203,372	$ 3,244,422	$ 10,077,720
Accumulated net investment income	-	-	-	-
Accumulated net realized gain/(loss) on:				
Investment securities	(3,291,113)	(2,500,426)	89,116	(2,807,301)
Net unrealized appreciation (depreciation) on: Investment securities	1,010,901	978,783	430,812	1,109,588
Net Assets	$ 18,129,452	$ 9,681,729	$ 3,764,350	$ 8,380,007

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES - As of December 31, 2009 (continued)

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Shares Outstanding	2,099,605	1,056,091	384,743	1,860,698
Class C:				
Net assets applicable to Class C shares	$ 11,277,553	$ 6,837,287	$ 1,002,463	$ 5,239,873
Shares outstanding (unlimited numbers of shares authorized)	1,307,591	750,318	102,938	1,175,748
Net asset value, offering price, and redemption price per share	$ 8.62	$ 9.11	$ 9.74	$ 4.46
Class D:				
Net assets applicable to Class D shares	$ 6,851,899	$ 2,844,442	$ 2,761,887	$ 3,140,134
Shares outstanding (unlimited numbers of shares authorized)	792,014	305,773	281,805	684,950
Net asset value and offering price per share, and redemption price per share	$ 8.65	$ 9.30	$ 9.80	$ 4.58

* See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF OPERATIONS – For the year ended December 31, 2009

	Ancora Income Fund	Ancora Equity Fund	Ancora MicroCap Fund	Ancora Special Opportunity Fund
Investment Income				
Dividend income	$ 1,226,677	$ 201,104	$ 12,740	$ 115,128
Dividend income from Affiliates	-	-	-	-
Interest income	7,630	332	268	799
Total Income	1,234,307	201,436	13,008	115,927
Expenses				
Investment advisor fee	160,093	86,570	28,435	61,179
12b-1 fees				
Class C	49,446	45,443	5,747	27,230
Class D	15,300	6,494	5,220	6,218
Fund accounting expenses	29,712	26,101	20,992	21,203
Transfer agent expenses	9,325	7,425	4,431	5,297
Legal expenses	9,999	9,999	9,999	9,999
Administration expenses	16,009	8,657	2,848	6,118
Insurance expenses	1,189	1,167	757	1,191
Custodian expenses	5,344	3,205	2,866	6,387
Auditing expenses	11,137	11,837	10,721	11,140
Printing expenses	1,425	1,382	1,445	1,224
Trustees expenses	1,546	901	898	919
Miscellaneous expenses	2,157	2,055	2,697	2,138
Registration expenses	1,873	1,423	1,219	2,984
Total Expenses	314,555	212,659	98,275	163,227
Waived Fees	(12,150)	-	(9,544)	-
Net Operating Expenses	302,405	212,659	88,731	163,227
Net Investment Income (Loss)	931,902	(11,223)	(75,723)	(47,300)
Realized & Unrealized Gain (Loss)				
Net realized gain (loss) on investment securities	(1,294,124)	(2,180,180)	304,500	200,540
Net realized gain (loss) on affiliated investment securities	-	-	-	(349,933)
Capital gain distributions from investment companies	2,151	-	-	1,833
Change in unrealized appreciation (depreciation) on investment securities	3,989,257	4,229,884	1,127,159	3,889,549
Net realized and unrealized gain (loss) on investment securities	2,697,284	2,049,704	1,431,659	3,741,989
Net increase (decrease) in net assets resulting from operations	$ 3,629,186	$ 2,038,481	$ 1,355,936	$ 3,694,689

* See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund Year Ended 12/31/09	Ancora Income Fund Year Ended 12/31/08
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ 931,902	$ 1,102,338
Net realized gain (loss) on investment securities	(1,294,124)	(1,464,616)
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	2,151	-
Change in net unrealized appreciation (depreciation)	3,989,257	(1,470,788)
Net increase (decrease) in net assets resulting from operations	3,629,186	(1,833,066)
Distributions		
From net investment income, Class C	(568,800)	(676,304)
From net investment income, Class D	(363,102)	(426,034)
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	(196,667)	(66,044)
From return of capital, Class D	(128,723)	(41,528)
Total distributions	(1,257,292)	(1,209,910)
Capital Share Transactions - Class C		
Proceeds from sale of shares	973,039	1,532,523
Shares issued in reinvestment of dividends	232,035	238,144
Shares redeemed	(1,534,519)	(777,984)
	(329,445)	992,683
Capital Share Transactions - Class D		
Proceeds from sale of shares	1,407,333	2,068,392
Shares issued in reinvestment of dividends	361,276	377,721
Shares redeemed	(1,929,132)	(2,024,999)
	(160,523)	421,114
Net increase (decrease) in net assets resulting from capital share transactions	(489,968)	1,413,797
Total increase (decrease) in net assets	1,881,926	(1,629,179)
Net Assets		
Beginning of period	$ 16,247,526	$ 17,876,705
End of period	$ 18,129,452	$ 16,247,526
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	119,796	184,632
Shares issued in reinvestment of distributions	30,278	29,715
Shares repurchased	(224,396)	(100,313)
Net increase (decrease) from capital share transactions	(74,322)	114,034
Capital Share Transactions - D Shares		
Shares sold	186,173	279,844
Shares issued in reinvestment of distributions	46,933	46,855
Shares repurchased	(271,127)	(262,793)
Net increase (decrease) from capital share transactions	(38,021)	63,906

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Equity Fund Year Ended 12/31/09	Ancora Equity Fund Year Ended 12/31/08
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (11,223)	$ 111,035
Net realized gain (loss) on investment securities	(2,180,180)	258,839
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	24,134
Change in net unrealized appreciation (depreciation)	4,229,884	(5,690,579)
Net increase (decrease) in net assets resulting from operations	2,038,481	(5,296,571)
Distributions		
From net investment income, Class C	(7,798)	(62,790)
From net investment income, Class D	(3,331)	(49,388)
From short-term capital gains, Class C	-	(90,808)
From short-term capital gains, Class D	-	(40,900)
From long-term capital gains, Class C	-	(484,144)
From long-term capital gains, Class D	-	(218,057)
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	(11,129)	(946,087)
Capital Share Transactions - Class C		
Proceeds from sale of shares	200,080	426,440
Shares issued in reinvestment of dividends	4,324	361,442
Shares redeemed	(1,148,356)	(909,598)
	(943,952)	(121,716)
Capital Share Transactions - Class D		
Proceeds from sale of shares	116,590	254,988
Shares issued in reinvestment of dividends	1,730	202,463
Shares redeemed	(778,935)	(400,334)
	(660,615)	(57,117)
Net increase (decrease) in net assets resulting from capital share transactions	(1,604,567)	(64,599)
Total increase (decrease) in net assets	422,785	(6,307,257)
Net Assets		
Beginning of period	$ 9,258,944	$ 15,566,201
End of period	$ 9,681,729	$ 9,258,944
Accumulated undistributed net investment income	$ -	$ 11,053
Capital Share Transactions - C Shares		
Shares sold	23,026	37,930
Shares issued in reinvestment of distributions	472	52,998
Shares repurchased	(158,202)	(90,691)
Net increase (decrease) from capital share transactions	(134,704)	237
Capital Share Transactions - D Shares		
Shares sold	13,673	22,575
Shares issued in reinvestment of distributions	185	29,216
Shares repurchased	(112,870)	(35,092)
Net increase (decrease) from capital share transactions	(99,012)	16,699

*See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora MicroCap Fund Year Ended 12/31/09	Ancora MicroCap Fund Period Ended 12/31/08 [a]
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (75,723)	$ (21,054)
Net realized gain (loss) on investment securities	304,500	(139,661)
Net realized gain (loss) on affiliated investment securities	-	-
Capital gain distributions from investment companies	-	-
Change in net unrealized appreciation (depreciation)	1,127,159	(696,347)
Net increase (decrease) in net assets resulting from operations	1,355,936	(857,062)
Distributions		
From net investment income, Class C	-	-
From net investment income, Class D	-	-
From short-term capital gains, Class C	-	-
From short-term capital gains, Class D	-	-
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	-	-
Capital Share Transactions - Class C		
Proceeds from sale of shares	197,536	986,525
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(151,913)	(6,000)
	45,623	980,525
Capital Share Transactions - Class D		
Proceeds from sale of shares	559,093	1,877,630
Shares issued in reinvestment of dividends	-	-
Shares redeemed	(174,083)	(23,312)
	385,010	1,854,318
Net increase (decrease) in net assets resulting from capital share transactions	430,633	2,834,843
Total increase (decreases) in net assets	1,786,569	1,977,781
Net Assets		
Beginning of period	$ 1,977,781	$ -
End of period	$ 3,764,350	$ 1,977,781
Accumulated undistributed net investment income	$ -	$ -
Capital Share Transactions - C Shares		
Shares sold	25,752	102,757
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(24,758)	(813)
Net increase (decrease) from capital share transactions	994	101,944
Capital Share Transactions - D Shares		
Shares sold	78,631	227,356
Shares issued in reinvestment of distributions	-	-
Shares repurchased	(20,667)	(3,516)
Net increase (decrease) from capital share transactions	57,964	223,840

*See accompanying notes which are an integral part of the financial statements.

(a) For period September 2, 2008 (commencement of operations) through December 31, 2008.

STATEMENTS OF CHANGES IN NET ASSETS - (continued)

	Ancora Special Opportunity Fund Year Ended 12/31/09	Ancora Special Opportunity Fund Year Ended 12/31/08
Increase (Decrease) in Net Assets Resulting From Operations		
Net investment income (loss)	$ (47,300)	$ 64,210
Net realized gain (loss) on investment securities	200,540	(1,688,085)
Net realized gain (loss) on affiliated investment securities	(349,933)	(618,129)
Capital gain distributions from investment companies	1,833	2,203
Change in net unrealized appreciation (depreciation)	3,889,549	(2,125,094)
Net increase (decrease) in net assets resulting from operations	3,694,689	(4,364,895)
Distributions		
From net investment income, Class C	(1,998)	(30,630)
From net investment income, Class D	(1,233)	(30,458)
From short-term capital gains, Class C	-	(7,265)
From short-term capital gains, Class D	-	(4,873)
From long-term capital gains, Class C	-	-
From long-term capital gains, Class D	-	-
From return of capital, Class C	-	-
From return of capital, Class D	-	-
Total distributions	(3,231)	(73,226)
Capital Share Transactions - Class C		
Proceeds from sale of shares	996,351	415,677
Shares issued in reinvestment of dividends	538	14,203
Shares redeemed	(702,846)	(702,427)
	294,043	(272,547)
Capital Share Transactions - Class D		
Proceeds from sale of shares	414,010	301,128
Shares issued in reinvestment of dividends	319	22,517
Shares redeemed	(758,816)	(535,356)
	(344,487)	(211,711)
Net increase (decrease) in net assets resulting from capital share transactions	(50,444)	(484,258)
Total increase (decrease) in net assets	3,641,014	(4,922,379)
Net Assets		
Beginning of period	$ 4,738,993	$ 9,661,372
End of period	$ 8,380,007	$ 4,738,993
Accumulated undistributed net investment income	$ -	$ 3,143
Capital Share Transactions - C Shares		
Shares sold	258,296	99,125
Shares issued in reinvestment of distributions	122	6,341
Shares repurchased	(233,852)	(237,054)
Net increase (decrease) from capital share transactions	24,566	(131,588)
Capital Share Transactions - D Shares		
Shares sold	121,223	86,589
Shares issued in reinvestment of distributions	70	9,833
Shares repurchased	(258,084)	(144,559)
Net increase (decrease) from capital share transactions	(136,791)	(48,137)

*See accompanying notes which are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund

CLASS C SHARES

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Period Ended 12/31/04 [a]
Selected Per Share Data						
Net asset value, beginning of period	$ 7.33	$ 8.77	$ 9.72	$ 9.48	$ 9.97	$ 10.00
Income from investment operations						
Net investment income (loss)	0.44[e]	0.50 [e]	0.53 [e]	0.51[e]	0.53 [e]	0.50
Net realized and unrealized gain (loss)	1.45	(1.39)	(0.93)	0.28	(0.47)	(0.03)
Total from investment operations	1.89	(0.89)	(0.40)	0.79	0.06	0.47
Less Distributions to shareholders:						
From net investment income	(0.45)	(0.50)	(0.53)	(0.51)	(0.52)	(0.50)
From net realized gain	-	-	-	-	-	-
From return of capital	(0.15)	(0.05)	(0.02)	(0.04)	(0.03)	-
Total distributions	(0.60)	(0.55)	(0.55)	(0.55)	(0.55)	(0.50)
Net asset value, end of period	$ 8.62	$ 7.33	$ 8.77	$ 9.72	$ 9.48	$ 9.97
Total Return [c]	27.11%	(10.52)%	(4.34)%	8.60%	0.60%	4.89% [b]
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 11,278	$ 10,135	$ 11,124	$ 11,399	$ 11,043	$ 7,585
Ratio of expenses to average net assets [f]	1.99%	2.00%	2.00%	2.00%	2.00%	2.00% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	2.06%	2.01%	2.00%	2.04%	2.19%	2.51% [d]
Ratio of net investment income (loss) to average net assets [f] [g]	5.75%	6.06%	5.62%	5.30%	5.38%	5.54% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	5.67%	6.05%	5.62%	5.26%	5.17%	5.03% [d]
Portfolio turnover rate	50.75%	48.36%	60.85%	39.89%	87.08%	84.62%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund

CLASS C SHARES

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Period Ended 12/31/04(a)
Selected Per Share Data						
Net asset value, beginning of period	$ 7.14	$ 12.17	$ 11.95	$ 10.94	$ 11.25	$ 10.00
Income from investment operations						
Net investment income (loss)	(0.02)[e]	0.07 [e]	(0.01) [e]	(0.03) [e]	(0.12) [e]	(0.13)
Net realized and unrealized gain (loss)	2.00	(4.33)	1.07	1.40	0.35	1.38
Total from investment operations	1.98	(4.26)	1.06	1.37	0.23	1.25
Less Distributions to shareholders:						
From net investment income	(0.01)	(0.08)	-	-	-	-
From net realized gain	-	(0.69)	(0.84)	(0.27)	(0.54)	-
From return of capital	-	-	-	(0.09)	-	-
Total distributions	(0.01)	(0.77)	(0.84)	(0.36)	(0.54)	-
Net asset value, end of period	$ 9.11	$ 7.14	$ 12.17	$ 11.95	$ 10.94	$ 11.25
Total Return [c]	27.74%	(34.75)%	8.80%	12.49%	1.98%	12.50% [b]
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 6,837	$ 6,322	$ 10,766	$ 10,420	$ 8,823	$ 6,415
Ratio of expenses to average net assets [f]	2.61%	2.36%	2.28%	2.30%	2.53%	2.92% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	2.61%	2.36%	2.28%	2.30%	2.53%	2.92% [d]
Ratio of net investment income (loss) to average net assets [f] [g]	(0.29)%	0.69%	(0.10)%	(0.26)%	(1.06)%	(1.77)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	(0.29)%	0.69%	(0.10)%	(0.26)%	(1.06)%	(1.77)% [d]
Portfolio turnover rate	56.25%	81.84%	56.21%	67.09%	58.79%	45.33%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS C SHARES

	Year Ended 12/31/09	Period Ended 12/31/08 [a]
Selected Per Share Data		
Net asset value, beginning of period	$ 6.06	$ 10.00
Income from investment operations		
Net investment income (loss) (e)	(0.24)	(0.09)
Net realized and unrealized gain (loss)	3.92	(3.85)
Total from investment operations	3.68	(3.94)
Less Distributions to shareholders:		
From net investment income	-	-
From net realized gain	-	-
From return of capital	-	-
Total distributions	-	-
Net asset value, end of period	$ 9.74	$ 6.06
Total Return [c]	60.73%	(39.40)% [b]
Ratios and Supplemental Data		
Net assets, end of period (000)	$ 1,002	$ 618
Ratio of expenses to average net assets (f)	3.48%	5.59% [d]
Ratio of expenses to average net assets before waiver & reimbursement (f)	3.82%	5.92% [d]
Ratio of net investment income (loss) to average net assets (f)	(3.04)%	(4.03)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(3.38)%	(4.37)% [d]
Portfolio turnover rate	44.07%	21.04%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund
CLASS C SHARES

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Period Ended 12/31/04(a)
Selected Per Share Data						
Net asset value, beginning of period	$ 2.38	$ 4.45	$ 5.40	$ 5.33	$ 5.82	$ 5.00
Income from investment operations						
Net investment income (loss)	(0.03) [e]	0.02 [e]	(0.04) [e]	(0.02) [e]	(0.07) [e]	(0.04)
Net realized and unrealized gain (loss)	2.11	(2.05)	(0.28)	0.26	0.09	0.98
Total from investment operations	2.08	(2.03)	(0.32)	0.24	0.02	0.94
Less Distributions to shareholders:						
From net investment income	- [h]	(0.03)	-	-	-	-
From net realized gain	-	(0.01)	(0.63)	(0.01)	(0.51)	(0.12)
From return of capital	-	-	-	(0.16)	-	-
Total distributions	-	(0.04)	(0.63)	(0.17)	(0.51)	(0.12)
Net asset value, end of period	$ 4.46	$ 2.38	$ 4.45	$ 5.40	$ 5.33	$ 5.82
Total Return [c]	87.47%	(45.77)%	(6.49)%	4.52%	0.47%	18.73% [b]
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 5,240	$ 2,738	$ 5,703	$ 7,376	$ 5,927	$ 3,925
Ratio of expenses to average net assets [f]	2.86%	2.65%	2.47%	2.38%	2.64%	3.16% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	2.86%	2.65%	2.47%	2.38%	2.64%	3.16% [d]
Ratio of net investment income (loss) to average net assets [f] [g]	(0.97)%	0.67%	(0.77)%	(0.43)%	(1.30)%	(1.07)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	(0.97)%	0.67%	(0.77)%	(0.43)%	(1.30)%	(1.07)% [d]
Portfolio turnover rate	148.81%	211.26%	133.31%	22.18%	156.99%	110.48%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(h) Amount is less than $0.01.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Income Fund
CLASS D SHARES

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Period Ended 12/31/04(a)
Selected Per Share Data						
Net asset value, beginning of period	$ 7.36	$ 8.81	$ 9.76	$ 9.52	$ 9.99	$ 10.00
Income from investment operations						
Net investment income (loss)	0.46 (e)	0.53 (e)	0.56 (e)	0.53 (e)	0.55 (e)	0.51
Net realized and unrealized gain (loss)	1.46	(1.40)	(0.94)	0.29	(0.47)	(0.02)
Total from investment operations	1.92	(0.87)	(0.38)	0.82	0.08	0.49
Less Distributions to shareholders:						
From net investment income	(0.47)	(0.53)	(0.56)	(0.53)	(0.54)	(0.50)
From net realized gain	-	-	-	-	-	-
From return of capital	(0.16)	(0.05)	(0.01)	(0.05)	(0.01)	-
Total distributions	(0.63)	(0.58)	(0.57)	(0.58)	(0.55)	(0.50)
Net asset value, end of period	$ 8.65	$ 7.36	$ 8.81	$ 9.76	$ 9.52	$ 9.99
Total Return (c)	27.48%	(10.29)%	(4.07)%	8.87%	0.80%	5.10% (b)
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 6,852	$ 6,113	$ 6,753	$ 6,173	$ 5,043	$ 3,322
Ratio of expenses to average net assets (f)	1.74%	1.75%	1.75%	1.75%	1.75%	1.75% (d)
Ratio of expenses to average net assets before waiver & reimbursement (f)	1.82%	1.76%	1.75%	1.79%	1.96%	2.26% (d)
Ratio of net investment income (loss) to average net assets (f) (g)	5.93%	6.33%	5.89%	5.57%	5.59%	5.88% (d)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f) (g)	5.85%	6.32%	5.89%	5.53%	5.44%	5.37% (d)
Portfolio turnover rate	50.75%	48.36%	60.85%	39.89%	87.08%	84.62%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Equity Fund

CLASS D SHARES

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Period Ended 12/31/04(a)
Selected Per Share Data						
Net asset value, beginning of period	$ 7.26	$ 12.37	$ 12.12	$ 11.04	$ 11.30	$ 10.00
Income from investment operations						
Net investment income (loss)	0.02 [e]	0.13 [e]	0.05 [e]	0.02 [e]	(0.03) [e]	(0.12)
Net realized and unrealized gain (loss)	2.03	(4.42)	1.09	1.42	0.31	1.42
Total from investment operations	2.05	(4.29)	1.14	1.44	0.28	1.30
Less Distributions to shareholders:						
From net investment income	(0.01)	(0.13)	(0.05)	-	-	-
From net realized gain	-	(0.69)	(0.84)	(0.27)	(0.54)	-
From return of capital	-	-	-	(0.09)	-	-
Total distributions	(0.01)	(0.82)	(0.89)	(0.36)	(0.54)	-
Net asset value, end of period	$ 9.30	$ 7.26	$ 12.37	$ 12.12	$ 11.04	$ 11.30
Total Return [c]	28.25%	(34.36)%	9.35%	13.01%	2.46%	13.00% [b]
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 2,844	$ 2,937	$ 4,800	$ 5,993	$ 6,170	$ 2,487
Ratio of expenses to average net assets [f]	2.11%	1.86%	1.78%	1.80%	2.10%	2.43% [d]
Ratio of expenses to average net assets before waiver & reimbursement [f]	2.11%	1.86%	1.78%	1.80%	2.10%	2.43% [d]
Ratio of net investment income (loss) to average net assets [f] [g]	0.23%	1.19%	0.39%	0.20%	(0.57)%	(1.35)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement [f] [g]	0.23%	1.19%	0.39%	0.20%	(0.57)%	(1.35)% [d]
Portfolio turnover rate	56.25%	81.84%	56.21%	67.09%	58.79%	45.33%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora MicroCap Fund

CLASS D SHARES

	Year Ended 12/31/09	Period Ended 12/31/08 [a]
Selected Per Share Data		
Net asset value, beginning of period	$ 6.07	$ 10.00
Income from investment operations		
Net investment income (loss) (e)	(0.20)	(0.08)
Net realized and unrealized gain (loss)	3.93	(3.85)
Total from investment operations	3.73	(3.93)
Less Distributions to shareholders:		
From net investment income		
From net realized gain	-	-
From return of capital		
Total distributions	-	-
Net asset value, end of period	$ 9.80	$ 6.07
Total Return [c]	61.45%	(39.30)% [b]
Ratios and Supplemental Data		
Net assets, end of period (000)	$ 2,762	$ 1,360
Ratio of expenses to average net assets (f)	2.98%	5.28% [d]
Ratio of expenses to average net assets before waiver & reimbursement (f)	3.32%	5.68% [d]
Ratio of net investment income (loss) to average net assets (f)	(2.52)%	(3.67)% [d]
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f)	(2.85)%	(4.08)% [d]
Portfolio turnover rate	44.07%	21.04%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period September 2, 2008 (commencement of operations) through December 31, 2008.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout the period

Ancora Special Opportunity Fund

CLASS D SHARES

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Period Ended 12/31/04(a)
Selected Per Share Data						
Net asset value, beginning of period	$ 2.44	$ 4.55	$ 5.49	$ 5.38	$ 5.85	$ 5.00
Income from investment operations						
Net investment income (loss)	(0.02) (e)	0.04 (e)	(0.02) (e)	0.01(e)	(0.04)(e)	(0.03)
Net realized and unrealized gain (loss)	2.16	(2.10)	(0.29)	0.27	0.08	1.00
Total from investment operations	2.14	(2.06)	(0.31)	0.28	0.04	0.97
Less Distributions to shareholders:						
From investment income	- (h)	(0.04)	-	-	-	-
From net realized gain	-	(0.01)	(0.63)	(0.01)	(0.51)	(0.12)
From return of capital	-	-	-	(0.16)	-	-
Total distributions	-	(0.05)	(0.63)	(0.17)	(0.51)	(0.12)
Net asset value, end of period	$ 4.58	$ 2.44	$ 4.55	$ 5.49	$ 5.38	$ 5.85
Total Return (c)	87.78%	(45.35)%	(6.21)%	5.23%	0.79%	19.33% (b)
Ratios and Supplemental Data						
Net assets, end of period (000)	$ 3,140	$ 2,001	$ 3,959	$ 6,098	$ 7,170	$3,284
Ratio of expenses to average net assets (f)	2.36%	2.15%	1.97%	1.88%	2.18%	2.67%(d)
Ratio of expenses to average net assets before waiver & reimbursement (f)	2.36%	2.15%	1.97%	1.88%	2.18%	2.67%(d)
Ratio of net investment income (loss) to average net assets (f) (g)	(0.47)%	0.98%	(0.31)%	0.19%	(0.81)%	(0.76)%(d)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (f) (g)	(0.47)%	0.98%	(0.31)%	0.19%	(0.81)%	(0.76)%(d)
Portfolio turnover rate	148.81%	211.26%	133.31%	22.18%	156.99%	110.48%

*See accompanying notes which are an integral part of the financial statements.

(a) For the period January 5, 2004 (commencement of operations) through December 31, 2004.
(b) Not annualized.
(c) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(d) Annualized.
(e) Net investment income (loss) per share is based on average shares outstanding.
(f) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(g) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(h) Amount is less than $0.01.

Ancora Trust
Notes to the Financial Statements
December 31, 2009

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora Equity Fund (the "Equity Fund"), Ancora Special Opportunity Fund (the "Special Opportunity Fund"), and Ancora MicroCap Fund ("MicroCap Fund") (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Trust's Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Equity Fund's investment objective is obtaining a high total return, a combination of income and capital appreciation in the value of its shares. The Special Opportunity Fund's investment objective is obtaining a high total return. The MicroCap Fund's investment objective is to obtain a high total return. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund, other than MicroCap Fund, is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class C and Class D. Class C and Class D shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class C shares are a no-load share class. Class D shares are offered continuously at net asset value. Each class is subject to a different distribution and shareholder service fee. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Fund's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2006-2008), or expected to be taken in the Funds' 2009 tax returns. The Funds identify their major tax jurisdiction as U.S. Federal; however the Funds are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – continued

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The Equity Fund, MicroCap Fund, and Special Opportunity Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a Fund.

At December 31, 2009, the following reclassifications were made: The Income Fund had a reclassification of $325,390 from distributions in excess of net investment income to paid in capital. The Equity Fund had a reclassification of $11,223 of net investment loss to paid in capital, the MicroCap Fund had a reclassification of $75,723 of net investment loss to undistributed capital gains, and the Special Opportunity Fund had a reclassification of $47,300 of net investment loss to paid in capital.

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method.

Expenses – Expenses incurred by the Trust that do not relate to a specific fund of the Trust are allocated to the individual funds based on each Funds' relative net assets or other appropriate basis as determined by the Board.

Subsequent Events – Management has evaluated subsequent events through March 1, 2010, the date the financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

NOTE 3. SECURITIES VALUATIONS

As described in Note 2, all investments in securities are recorded at their estimated fair value. The Funds utilize various methods to measure the fair value of most of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 3. SECURITY VALUATIONS – continued

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equity securities (common stock including real estate investment trusts and corporate bond trust certificates) - Equity securities are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair market value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board of Trustees. Manually priced securities held by the Funds (if any) are reviewed by the Board of Trustees on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in level 1 of the fair value hierarchy.

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair market value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair market value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as level 2.

The following table summarizes the inputs used to value the Fund's assets measured at fair value as of December 31, 2009:

Ancora Income Fund

Valuation Inputs of Assets	Level 1		Level 2		Level 3		Total	
Corporate Bond Trust Certificates	$	7,458,378	$	-	$	-	$	7,458,378
Closed End Funds		6,155,168		-		-		6,155,168
Preferred Stock		689,750		-		-		689,750
Real Estate Investment Trusts		2,748,031		-		-		2,748,031
Money Market Securities		1,049,655		-		-		1,049,655
Total	$	18,100,982	$	-	$	-	$	18,100,982

Ancora Equity Fund

Valuation Inputs of Assets	Level 1		Level 2		Level 3		Total	
Common Stock	$	6,816,290	$	-	$	-	$	6,816,290
Convertible Preferred Securities		120,225		-				120,225
Closed End Funds		1,922,650				-		1,922,650
Money Market Securities		832,759		-		-		832,759
Total	$	9,691,924	$	-	$	-	$	9,691,924

Ancora MicroCap Fund

Valuation Inputs of Assets	Level 1		Level 2		Level 3		Total	
Common Stock	$	3,188,057	$	-	$	-	$	3,188,057
Money Market Securities		628,769		-		-		628,769
Total	$	3,816,826	$	-	$	-	$	3,816,826

Ancora Special Opportunity Fund

Valuation Inputs of Assets	Level 1		Level 2		Level 3		Total	
Common Stock	$	3,804,823	$	-	$	-	$	3,804,823
Closed End Funds		1,840,261		-		-		1,840,261
Real Estate Investment Trusts		834,923		-		-		834,923
Money Market Securities		1,916,630		-		-		1,916,630
Total	$	8,396,637	$	-	$	-	$	8,396,637

The Funds did not hold any Level 3 assets during the year ended December 31, 2009. For more detail on the investments in securities please refer to the Schedule of Investments.

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Trust retains Ancora Advisors LLC to manage the Funds' investments. As a controlling member of the Advisor, Richard A. Barone, Chairman of the Trust, is regarded to control the Advisor for purposes of the 1940 Act. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions. As compensation for management services, the Income Fund, Equity Fund, MicroCap Fund and Special Opportunity Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. For the year ended December 31, 2009, the Advisor earned fees of $160,093 from the Income Fund, $86,570 from the Equity Fund, $28,435 from the MicroCap Fund, and $61,179 from the Special Opportunity Fund. At December 31, 2009, payables to the Advisor were $8,352, $8,247, $3,075, and $6,887 for the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund, respectively. The Advisor has voluntarily agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Income Fund to 2.00% for Class C shares and 1.75% for Class D shares. These waivers may be discontinued at any time. The Advisor has voluntarily agreed to waive its fee and/or reimburse the Equity Fund, MicroCap Fund, and Special Opportunity Fund in an amount, if any, by which each of the Fund's total annual operating expenses exceed 5% of the average net assets of such fund. The Advisor waived fees of $12,150 for the Income Fund and $9,544 for the MicroCap Fund for the year ended December 31, 2009.

The Funds have adopted a Distribution and Shareholder Servicing Plan (each such plan, a "Distribution Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 for each class of shares authorized. The principal activities for which payments will be made include (i) compensation of securities dealers (including Ancora Securities Inc.) and others for distribution services and (ii) advertising. In addition, each of the Funds shall pay service fees pursuant to agreements with dealers (including Ancora Securities Inc.) or other servicers. Richard A. Barone, Chairman of the Trust and controlling shareholder of Ancora Capital, Inc., the parent company of Ancora Securities Inc., has an indirect financial interest in the operation of the Plan.

For the period ended December 31, 2009 the fees paid were as follows:

Fund	Annual Rate	Fees Earned	Amount payable at December 31, 2009
Income Fund			
Class C	0.50%	$ 49,446	
Class D	0.25%	15,300	
		$ 64,749	$ 6,279
Equity Fund			
Class C	0.75%	$ 45,443	
Class D	0.25%	6,494	
		$ 51,937	$ 5,780
MicroCap Fund			
Class C	0.75%	$ 5,747	
Class D	0.25%	5,220	
		$ 10,967	$ 3,084
Special Opportunity Fund			
Class C	0.75%	$ 27,230	
Class D	0.25%	6,218	
		$ 33,448	$ 4,743

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES - continued

The Funds have entered into an Administration Agreement with Ancora Capital, Inc. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, Ancora Capital, Inc. will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual
and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Funds' compliance with such
Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2009, Ancora Capital Inc. earned $16,009 from the Income Fund, $8,657 from the Equity Fund, $2,848 from the MicroCap Fund, and $6,118 from the Special Opportunity Fund. As of December 31, 2009, Ancora Capital Inc. was owed $1,526, $825, $308, and $689 by the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund, respectively, for administrative services.

The Funds' Board of Trustees has determined that any portfolio transaction for any of the Funds may be effected through Ancora Securities Inc., if, in the Advisor's judgment, the use of Ancora Securities Inc. is likely to result in price and execution at least as favorable as those of other qualified brokers, and if, in the transaction, Ancora Securities Inc. charges the Fund a commission rate consistent with those charged by Ancora Securities Inc. to comparable unaffiliated customers in similar transactions. For the year ended December 31, 2009, Ancora Securities Inc. received commissions on security transactions of $19,759 for the Income Fund, $12,303 for the Equity Fund, $4,958 for the MicroCap, and $37,903 for the Special Opportunity Fund.

The Trust retains Ancora Securities, Inc. (The "Distributor"), to act as the principal distributor of its shares. The Distributor is an affiliate of the Adviser and serves without compensation other than fees paid to Ancora Securities under the 12b-1 Plan.

NOTE 5. INVESTMENTS

For the year ended December 31, 2009, purchases and sales of investment securities, other than short-term investments and short-term U.S. Government obligations were as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Purchases				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	7,961,272	4,619,738	1,199,528	7,719,285
Sales				
U.S. Government Obligations	$ -	$ -	$ -	$ -
Other	8,609,840	6,909,042	1,105,598	9,266,914

At December 31, 2009, the costs of securities for federal income tax purposes were $17,314,491 $8,889,097, $3,386,014, and $7,343,555 for the Income Fund, Equity Fund, MicroCap Fund, and Special Opportunity Fund respectively.

As of December 31, 2009, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Gross Appreciation	$ 1,271,639	$ 1,448,745	$ 747,987	$ 1,423,249
Gross (Depreciation)	(485,148)	(645,919)	(317,177)	(370,167)
Net App. (Dep.) on Investment	$ 786,491	$ 802,826	$ 430,812	$ 1,053,082

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the period ended December 31, 2009 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 568,800	$ 363,102	$ 7,798	$ 3,331
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	196,667	128,723	-	-
	$ 765,467	$ 491,825	$ 7,798	$ 3,331

	MicroCap Fund Class C	MicroCap Fund Class D	Special Opportunity Fund Class C	Special Opportunity Fund Class D
Ordinary income	$ -	$ -	$ 1,998	$ 1,233
Short-term capital gain	-	-	-	-
Long-term capital gain	-	-	-	-
Return of capital	-	-	-	-
	$ -	$ -	$ 1,998	$ 1,233

The tax character of distributions paid during the year ended December 31, 2008 is as follows:

	Income Fund Class C	Income Fund Class D	Equity Fund Class C	Equity Fund Class D
Ordinary income	$ 676,304	$ 426,034	$ 62,790	$ 49,388-
Short-term capital gain	-	-	90,808	40,900
Long-term capital gain	-	-	484,144	218,057
Return of capital	66,044	41,528	-	-
	$ 742,348	$ 467,562	$ 637,742	$ 308,345

	MicroCap Fund Class C	MicroCap Fund Class D	Special Opportunity Fund Class C	Special Opportunity Fund Class D
Ordinary income	$ -	$ -	$ 30,630	$ 30,458
Short-term capital gain	-	-	7,265	4,873
Long-term capital gain	-	-	-	-
Return of capital	-	-	-	-
	$ -	$ -	$ 37,895	$ 35,331

As of December 31, 2009, the components of distributable earnings on a tax basis were as follows:

	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
Accumulated undistributed ordinary income	$	$	$	$
Accumulated undistributed capital gain (capital loss carry forward)	(3,066,703)	(2,324,469)	89,116	(2,750,795)
Unrealized appreciated (depreciation)	786,491	802,826	430,812	1,053,082
	$(2,280,212)	$(1,521,643)	$ 519,928	$(1,697,713)

The difference between book basis and the basis unrealized appreciation (depreciation) is attributable to the tax deferral of post-October losses and losses on wash sales. The Income Fund has elected to defer post October losses of $64,370 and the Equity Fund has elected to defer $42,844 of post October losses.

On January 27, 2010 the Ancora Income Fund paid an income distribution of .05 amounting in $65,539 for Class C and .0525 for amounting in $41,642 for Class D, respectively.

On February 24, 2010 the Ancora Income Fund paid an income distribution of .05 amounting in $65,918 for Class C and .0525 for amounting in $41,785 for Class D, respectively.

NOTE 7. CAPITAL LOSS CARRYFORWARDS

Expiration Date	Income Fund	Equity Fund	MicroCap Fund	Special Opportunity Fund
2012	$ 62,995	$ -	$ -	$ -
2014	$ 316,587	$ -	$ -	$ -
2015	$ 97,377	$ -	$ -	$ -
2016	$ 890,416	$ -	$ -	$ 1,693,167
2017	$ 1,699,328	$ 2,324,469	$ -	$ 1,057,628
Total	$ 3,066,703	$ 2,324,469	$ -	$ 2,750,795

NOTE 8. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2009 Pershing & Company owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund Class C	90.97%
Income Fund Class D	95.75%
Equity Fund Class C	95.21%
Equity Fund Class D	96.16%
MicroCap Fund Class C	95.14%
MicroCap Fund Class D	100.00%
Special Opportunity Fund Class C	94.59%
Special Opportunity Fund Class D	98.07%

APPROVAL OF NEW MANAGEMENT AGREEMENT (UNAUDITED)

The Board also considered the profitability of the Management Agreement to the Advisor and to Ancora Securities, Inc., an affiliate of the Advisor. The Board noted that the Funds are not expected to have substantial assets for some time, and therefore, it is not anticipated that the Management Agreement will be particularly profitable to the Advisor. The Board reviewed cost data showing that the profits made by the Adviser and its affiliates in respect of their activities on behalf of the Funds were quite modest. The Board noted that at this time the Advisor's compensation is not high relative to the experience of the Advisor and the nature and quality of the services performed by the Advisor.

With respect to Ancora Securities, Inc., the Board considered the reasonableness of brokerage commissions paid. The Board determined that the commissions paid to Ancora Securities, Inc. are reasonable relative to the market rates. Moreover, the volume of such commissions was not significant.

The Fund's Statement of Additional Information ("SAI") includes additional information about the trustees and is available, without charge, upon request. You may call toll-free (866) 626-2672 to request a copy of the SAI or to make shareholder inquiries.

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds' form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the twelve month period ended December 31, 2009, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

FUND EXPENSES

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2009 to December 31, 2009.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value 07/01/09	Ending Account Value 12/31/09	Expenses Paid During the Period* 07/01/09 to 12/31/09
Actual			
Class C	$ 1,000.00	$ 1,145.30	$ 10.76
Class D	$ 1,000.00	$ 1,142.47	$ 9.40
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,015.17	$ 10.11
Class D	$ 1,000.00	$ 1,016.43	$ 8.84
* Expenses are equal to the Class C and D fund shares' annualized expense ratio of 1.99% and 1.74% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) - (continued)

Ancora Equity Fund	Beginning Account Value 07/01/09	Ending Account Value 12/31/09	Expenses Paid During the Period* 07/01/09 to 12/31/09
Actual			
Class C	$ 1,000.00	$ 1,245.95	$ 14.79
Class D	$ 1,000.00	$ 1,249.78	$ 11.97
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,012.05	$ 13.24
Class D	$ 1,000.00	$ 1,014.57	$ 10.71

* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 2.61% and 2.11% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora MicroCap Fund	Beginning Account Value 07/01/09	Ending Account Value 12/31/09	Expenses Paid During the Period* 07/01/09 to 12/31/09
Actual			
Class C	$ 1,000.00	$ 1,280.26	$ 20.00
Class D	$ 1,000.00	$ 1,283.09	$ 17.15
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,007.66	$ 17.61
Class D	$ 1,000.00	$ 1,010.18	$ 15.10

* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 3.48% and 2.98% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora Special Opportunity Fund	Beginning Account Value 07/01/09	Ending Account Value 12/31/09	Expenses Paid During the Period* 07/01/09 to 12/31/09
Actual			
Class C	$ 1,000.00	$ 1,304.60	$ 16.61
Class D	$ 1,000.00	$ 1,305.36	$ 13.71
Hypothetical (5% Annual Return before expenses)			
Class C	$ 1,000.00	$ 1,010.79	$ 14.50
Class D	$ 1,000.00	$ 1,013.31	$ 11.98

* Expenses are equal to the Class C and Class D fund shares' annualized expense ratio of 3.48% and 2.98% respectively, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

TRUSTEES, OFFICERS, & SERVICE PROVIDERS

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [(2)] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Directors:					
Raj Aggarwal College of Business Administration University of Akron Akron, OH 44325 62	Trustee	Since November 15, 2003	Frank C. Sullivan Professor of International Business and Finance at University of Akron from 2006 to present and the former Dean of the College of Business Administration. Firestone Chair and Professor of Finance at Kent State University from 1999 to the 2006; Mellon Chair in and Professor of Finance at John Carroll University from 1987 to 1999.	4	None.
Donald Lerner 200 North Folk Dr., Bentleyville, OH 44022 74	Trustee	Since November 15, 2003	Consultant to the marking device industry and private investor. Owner of Ace Rubber Company (marking devices) until 1999.	4	None.
Anne Peterson Ogan 115 West Juniper Lane, Moreland Hills, OH 44022, 62	Trustee	Since November 15, 2003	President of The Proper Analysis Corp. (investment management firm) from 1993 to the present.	4	None.
Austin J. Mulhern 10630 Wyndtree Drive Concord, Ohio 44077 67	Trustee	Since November 15, 2005	Retired; Chairman and financial advisor of Tenth Floor, LLC (Internet marketing and technology company) from 2001 to the present; Senior Vice President and Chief Financial Officer of FirstMerit Corporation from 1998 to 1999.	4	None.
Interested Director:					
Richard A. Barone [(1)] 2000 Auburn Drive, Suite 300 Cleveland, Ohio 44122, 67	Chairman, Trustee and Portfolio Manager	Since August 2, 2003	Portfolio Manager of the Ancora Funds since 2004; Chairman and Manager of Ancora Advisors LLC since 2003; Chairman and Director of Ancora Capital, Inc. since 2002; Chairman and Director of Ancora Securities, Inc. since 2000; member of the Executive Committee of the Ancora entities since 2006; Portfolio Manager of Fifth Third Investment Advisors from 2001 to 2003; Chief Executive Officer of Maxus Investment Group (financial services) until 2001; Portfolio Manager of Maxus Income Fund, Maxus Equity Fund and Maxus Aggressive Value Fund until 2001.	4	The Stephen Company (TSC) Mace Security International (MACE)
Officers:					
David W. Kuhr 2000 Auburn Dr. Cleveland, OH 44122 48	Chief Compliance Officer	Since October 1, 2003	Ancora Advisors LLC, Chief Compliance Officer; Ancora Securities, Inc., Director of Compliance; Ancora Capital Inc., Director of Compliance	4	None.
Bradley A. Zucker 2000 Auburn Dr. Cleveland, OH 44122 36	Secretary	Since August 2, 2003	Ancora Advisors LLC, CFO; Ancora Securities, Inc., CFO and Director; Ancora Capital Inc., CFO and Director; Ancora entities, member of the Executive Committee	4	None.

(1) Richard A. Barone is considered an "interested person" as defined in Section 2(a) (19) of the 1940 Act by virtue of his affiliation with the Advisor.

(2) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor or (ii) the date the trustee dies, resigns or is removed.

INVESTMENT ADVISOR
Ancora Advisors LLC
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

DISTRIBUTOR
Ancora Securities, Inc.
2000 Auburn Drive,
Suite 300
Cleveland, OH 44122

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Cohen Fund Audit Services, Ltd.
800 Westpoint Parkway, Suite 1100
Westlake, Ohio 44145

LEGAL COUNSEL
McDonald Hopkins Co., LPA
2100 Bank One Center
600 Superior Avenue E.
Cleveland, OH 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, OH 45202

TRANSFER AGENT AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive Suite 400
Broadview Heights, OH 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Ancora Securities, Inc.
Member FINRA/SIPC